UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

8 March 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@coop.co.il

Blue Square Announces Appointment of VP and Marketing Officer

        ROSH HAAYIN, Israel, March 8, 2004 — Blue Square-Israel Ltd. (NYSE: BSI) announced today that the Board of Directors appointed today Mrs. Sandrine Montsma as the new Vice President and Marketing Officer of Blue Square.

        From January 2003 – March 2004, Mrs. Montsma served as Vice President Marketing, Strategy and New Business of Elite Industries Ltd, Israel. Previously she served as head of the Bakery Division of Elite Confectionary and later served as the General Manager of Elite Bakery in Israel. From 1994-1999 Mrs. Montsma served in several positions in Proctor & Gamble AG, Geneve, Switzerland, such as the head of Brand Equity Team of Pringles Europe and Head of Category of Hair Care Israel.

    Mrs. Montsma graduated with distinction the M.B.A. Programme of Insead, Fontainebleau in France and holds a B.A. degree (1st Class Honours) in Economics & Business Administration from the Hebrew University in Israel.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 161 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2002.